Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before taxes and cumulative effect of accounting change	$150.7	$163.2	$191.3	$26.6	$26.3
Add (deduct):
Equity in income of non-consolidated affiliates	(46.0)	(45.3)	(37.8)	(9.0)	(6.5)
Dividends received from non-consolidated affiliates	—	—	0.5	—	—
Capitalized interest	(0.2)	—	(0.3)	—	—
Fixed charges as described below	33.4	28.7	27.7	27.6	29.0
Total	$137.9	$146.6	$181.4	$45.2	$48.8

Fixed Charges:
Interest expensed and capitalized	$22.3	$20.3	$20.2	$20.2	$20.2
Estimated interest factor in rent expense (1)	11.1	8.4	7.5	7.4	8.8
Total	$33.4	$28.7	$27.7	$27.6	$29.0

Ratio of earnings to fixed charges	4.1	5.1	6.6	1.6	1.7

(1)           Amounts represent those portions of rent expense that are reasonable approximations of interest costs.